Jeffery Choquette
Hard Rock Consulting, LLC
10901 W Toller Dr., Suite 205
Littleton, CO 80127
Telephone: 303-974-7946 ext. 106

CONSENT OF QUALIFIED PERSON

TO:      All securities regulatory authorities

I, Jeffery W. Choquette, P.E. consent to the public filing of the technical report titled “Nieves Project, Form 43-101 Technical Report, Amended Preliminary Economic Assessment, Zacatecas, Mexico” dated effective 31 October, 2012 and amended on January 7, 2014 (the "Technical Report") by Quaterra Resources Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release titled “Quaterra Releases Favourable Preliminary Economic Assessment On Nieves Silver Project Showing Potential For Open Pit Silver Mine Producing More Than Five Million Ounces A Year” dated September 19, 2012 (the “Press Release”), by the Company.

I certify that I have read the Press Release being filed by the Company and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 7th day of January, 2014.

Signature of Qualified Person

Jeffery W. Choquette, P.E. (Montana No. 12265)
Print name of Qualified Person